11015201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C. 211

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67887 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Qatalyst Partners LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Embarcadero Center, 6th Floor

(No. and Street)

San Francisco, CA 94111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adrian E. Dollard 415-844-7700

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center, San Francisco, CA 94111

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Adrian E. Dollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Qatalyst Partners LP, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

ELAINE SALTZBERG
Commission # 1721828
Notary Public - California
Contra Costa County
My Comm. Expires Feb 26, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

## Report of Independent Auditors

To the Partners of Qatalyst Partners LP

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Qatalyst Partners LP ("the Partnership") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2011

*PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004*
*T: (415) 498 5000, F: (415) 498 7100,* www.pwc.com/us

# Qatalyst Partners LP
## Statements of Financial Condition
## Year Ended December 31, 2010

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 3,756,244 |
| Investment banking fees receivable | 434,480 |
| Prepaid expenses and other assets | 59,883 |
| Fixed assets, net | 183,124 |
| Total assets | $ 4,433,731 |
| **Liabilities and Member's Equity** | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 259,532 |
| Total liabilities | 259,532 |
| Commitments and contingencies (Note 5) | |
| Member's equity | 4,174,199 |
| Total liabilities and member's equity | $ 4,433,731 |

### 1. Organization and Description of Business

Qatalyst Partners LP (the "Partnership"), a wholly-owned subsidiary of Qatalyst Group LP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts.

### 2. Summary of Significant Accounting Policies

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**Fair Value of Financial Instruments**
Management believes that the aggregate net fair value of investment banking fees receivable, approximate their carrying value because such receivables are short-term in nature.

**Cash and Cash Equivalents**
The Partnership considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Partnership holds cash in financial institutions in excess of FDIC insured limits. The Partnership periodically assesses the financial condition of these institutions and assesses the credit risk.

**Investment Banking Fees Receivable**
Investment banking fees receivable include receivables relating to the Partnership's investment banking or advisory engagements. The Partnership records an allowance for doubtful accounts on these receivables on a specific identification basis.

**Income Taxes**
As a limited partnership that is a wholly owned subsidiary of another limited partnership, the entity is disregarded for tax purposes. Accordingly, the Partnership has determined that it has no uncertain tax position and therefore no provision is made in the financial statements of the Partnership for income tax. All income and losses of the Partnership are reportable by the partners of the Parent in accordance with the relevant provisions of the Internal Revenue Code.

### 3. Capital Contributions from the Parent

There were no Capital Contributions from the Parent in 2010.

## 4. Fixed Assets

As of December 31, 2010, land, buildings and equipment consisted of the following:

| | |
|---|---|
| Computers, software and equipment | $ 311,526 |
| Less: Accumulated depreciation | (128,402) |
| Total | $ 183,124 |

## 5. Commitments and Contingencies

**Operating Leases**
The Partnership subleases office space under an operating lease.

The term of the original sublease agreement was for six months, commencing on January 15, 2008 and expiring on July 15, 2008. A second amendment to the sublease was signed on October 31, 2009 which extended the term of the sublease to December 31, 2010. A third amendment to the sublease was signed on May 28, 2010 extending the term of the sublease to March 31, 2011, provided that the sublease shall continue on a 90 day to 90 day basis from and after March 31 2011, unless either party has notified the other of its election to terminate this sublease upon 90 days' prior written notice.

## 6. Litigation

Due to the nature of its business, the Partnership may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Partnership's control. Management believes that there are no currently known actions or threats that will result in any material adverse affect on the Partnership's financial statements.

## 7. Regulatory Requirements

The Partnership is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800%. At December 31, 2010, the Partnership had net capital of $3,571,109, which was $3,471,109 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.0518 to 1.

## 8. Subsequent Events

The Partners made a capital withdrawal from the Partnership on January 31, 2011. The Partners ensured that the capital remaining was adequate for compliance with net capital rules.

As of February 24, 2011, the date the Financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the Financial Statements as presented.

# Qatalyst Partners LP
**Statement of Financial Condition**
**December 31, 2010**